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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pioneer Railcorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723839106

(Cusip Number)

Christopher L. Jarratt, Managing Member,
Rail Partners NV, LLC,
8275 South Eastern Ave,
Suite 200,
Las Vegas, Nevada 89123,
(702) 990-8670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723839106

1.	Name of Reporting Person: Rail Partners NV, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 221,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 221,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 221,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions):

CUSIP No. 723839106

1.	Name of Reporting Person: Christopher L. Jarratt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 221,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 221,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 221,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions):

This original Schedule 13D Statement is filed on behalf of Rail Partners NV, LLC, a Nevada limited liability company ("Rail Partners"), for the purpose of reporting the ownership by Rail Partners of Pioneer Railcorp.

Item 1.	Security and Issuer.
This Schedule 13D Statement relates to the shares of common stock of Pioneer Railcorp, which has its principal executive offices at 1318 S Johanson Rd, Peoria, IL 61607

Item 2.	Identity and Background.
(a) The persons filing this Schedule 13D are Rail Partners NV, LLC and Mr. Jarratt. Mr. Jarratt is the Manager and a member of Rail Partners NV, LLC.

(b) The address of Rail Partners NV, LLC and the business address of Mr. Jarratt is 8275 South Eastern Ave. Suite 200, Las Vegas, Nevada 89123.

(c) Rail Partners NV, LLC was formed January 1, 2003 for the principal purpose of investment. Mr. Jarratt's principal occupation is Chief Executive Officer and Manager of Third Capital, LLC, a Nevada limited liability company, that engages in investment and advisory services.

(d) Negative with respect to Rail Partners and its members.

(e) Negative with respect to Rail Partners and its members.

(f) Rail Partners NV, LLC is a limited liability company organized under the laws of the state of Nevada. All members of Rail Partners are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations.
The Shares reported herein as having been acquired by Rail Partners were acquired for the aggregate purchase price of approximately $333,970, which consideration was working capital of Rail Partners. The Shares are held in a brokerage margin account and may be used as collateral for loans.

Item 4.	Purpose of Transaction.
Rail Partners purchased the Shares to acquire a significant interest in Pioneer Railcorp for the purposes of investment and to effect the business strategies and operations of Pioneer Railcorp. Mr. Jarratt plans to discuss various business strategies and opportunities with management and reserves the right to acquire additional Shares. Mr. Jarratt may request that he be nominated to the Board of Directors of Pioneer Railcorp and may, upon review of relevant information about Pioneer Railcorp seek additional seats on the Board of Directors. The filer intends to develop and discuss with management and the Board of Directors of Pioneer Railcorp various proposals and changes that may be available to Pioneer Railcorp. The terms, conditions and structure of any change will depend on, among other things, (1) the reactions of management and Board of Directors to the filer's proposals, (2) the filer's completion of its due diligence regarding the financial position, and (3) other relevant factors. There can be no assurance that any change or other transaction will occur between Pioneer and the filer.

Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D and except as set forth above in this Item 4, neither Rail Partners, nor Mr. Jarratt presently has plans or proposals that relate to or would result in any of the following:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer Railcorp;

(ii) the sale or disposition of a material amount of assets of Pioneer Railcorp;

(iii) a material change in the present capitalization or dividend policy of Pioneer Railcorp;

(iv) a material change in the business or corporate structure of Pioneer Railcorp;

(v) a change to the Articles of Incorporation or Bylaws of Pioneer Railcorp or an impediment to the acquisition of control of Pioneer Railcorp by any person;

(vi) the delisting from any national securities exchange of the Shares;

(vii) a class of equity securities of Pioneer Railcorp becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(viii) any action similar to any of those enumerated in (i) through (viii) above.

Rail Partners and Mr. Jarratt reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) According to the most recently available filing with the Securities and Exchange Commission by Pioneer Railcorp, there are 4,527,427 Shares outstanding.

Rail Partners beneficially owns 221,000 Shares or approximately 4.88% of the outstanding Shares. As managing member of Rail Partners, Mr. Jarratt may be deemed to beneficially own 221,000 Shares or approximately 4.88% of the outstanding Shares.

(b) Mr. Jarratt, as managing member of Rail Partners, has the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Rail Partners.

(c) During the past 150 days, Rail Partners purchased, in a negotiated transaction that was effected on the open market, 221,000 Shares for an average price per Share of $1.51

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to Be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2003

Company Name

RAIL PARTNERS NV, LLC

By:	/s/ Christopher L. Jarratt
Name:	Christopher L. Jarratt
Title:	Manager

/s/ Christopher L. Jarratt
Christopher L. Jarratt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)